UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 27, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Trading statement for the six months ended 30 June 2019
Johannesburg, 27 August 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is
pleased to provide a trading statement for the six months ended 30 June 2019 (H1 2019).
Comprehensive financial and operating results for H1 2019 will be released on Thursday,
29 August 2019 via a conference call and webcast.
In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a
company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.
Shareholders are advised that the Sibanye-Stillwater Group expects to report an attributable loss of R265 million (US$19 million) for H1 2019, compared with an attributable profit of R77 million (US$6 million) for the six-months ended 30 June 2018
(H1 2018).
The financial results for H1 2019 primarily reflect the significant impact of the strike at the SA gold operations, which ended on 17 April 2019, but affected the entire six month period.

Other significant factors impacting negatively on the H1 2019 results included:
·
deferral of revenue from the Rustenburg operations due to the transition from purchase of concentrate to a toll processing arrangement
·
recognition of a fair value loss on the US$ convertible bonds of R553 million (an
R810 million gain in H1 2018), due to the bonds trading well above par value, following the significant increase in the Sibanye-Stillwater share price
·
non-recurring items include restructuring costs from the SA gold operations of R387 million following the conclusion of the S189 consultation process at the SA gold operations
·
other strike costs of [R374 million] at the SA gold operations
·
a R502 million increase in mining tax due to increased profitability of the PGM operations
These adverse variances were partially offset by:
·
significantly higher profitability at the SA and US PGM operations due to increased average 2E and 4E basket prices
·
a gain on bargain purchase relating to the Lonmin acquisition of R1,093 million
·
a US$110 million (R1,567 million) deferred tax credit recognised by the US PGM operations
As a result, the Group will report a loss per share of 11 cents (0.80 US cents) for H1
2019 compared with earnings per share of 3 cents (0.28 US cents) for H1 2018, and a headline loss per share of 54 cents (3.80 US cents) for H1 2019 compared with headline earnings per share of 4 cents (0.36 US cents) for H1 2018, representing a 467% decrease in EPS and a 1,450% decrease in HEPS, year-on-year.

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s auditors.
Results presentation
Sibanye-Stillwater will release its operational and financial results for the six months ended 30 June 2019 on Thursday, 29 August 2019 at approximately 14h00 (CAT) and will host a webcast and conference call at 16h00 (CAT) / 10h00 (EST) / 8h00 (MDT). Pre-
registration is essential for the conference call at http://www.diamondpass.net/7901683 while the webcast may be accessed at http://thememediaframe.eu/links/sibanye190829.html.
Contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act
of 1995. These forward-looking statements, including, among others, those relating to Sibanye
Gold Limited’s (trading as Sibanye-Stillwater) (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of
Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”,
“forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File
no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United Kingdom, South
Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content.
Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 27, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer